FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

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the Securities Exchange Act of 1934

For the month of February, 2005

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Paris, February 1, 2005

Press Release

Sustained Revenue Growth in 2004

Revenues:	EUR 40.7 billion

Organic growth:	+6.2%

Total SUEZ revenues for 2004 were EUR 40.7 billion versus EUR 39.6 billion in 2003, with organic revenues growing by 6.2%.1

Organic revenue growth was generated mainly by:

•	Electricity and Gas International, thanks to the continuing expansion of LNG activities in the U.S. (+EUR 124 million), to the commercial success of Tractebel Energy Services Inc. (TESI) direct sales to industrial and commercial customers in the U.S. (+EUR 336 million), and to the startups of five new power plants in 2003 and 2004 (+EUR 673 million);

•	increased wholesale electricity and natural gas sales in France (+EUR 885 million) through optimization of contract portfolios and generating equipment;

•	growth in Energy and Industry Services activities (+EUR 310 million), thanks to Elyo/TES and Fabricom’s commercial expansion;

•	the activity of Water Europe (+EUR 104 million), particularly in France and Spain, as well as international water and waste services activities (+EUR 76 million).

Total revenues grew by 2.8% taking into account disposals, exchange rate fluctuations, and rising natural gas prices. Following the disposal of the companies in the communications sector, all of the Group’s revenues are now derived from the energy and environment sectors. The Group generated 89 % of its revenues in Europe and North America, with 80 % from the European continent alone.

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The breakdown of total revenue growth (+EUR 1,118 million) is as follows:

•	Organic growth (+EUR 2,300 million).

•	Changes in Group structure (-EUR 801 million) which include the sale of the companies in the communications sector (-EUR 678 million) and of Cespa (-EUR 439 million), as well as the termination of the Puerto Rico contract (-EUR 449 million); these were partially offset by creation of Electrabel Customer Solutions (+EUR 942 million) related to the deregulation of the energy sector in Belgium.

•	Exchange rate fluctuations (-EUR 456 million), primarily the US dollar (-EUR 338 million).

•	The impact of natural gas price increases (+EUR 74 million).

1.	See page 5 for a breakdown of organic revenue growth on a comparable basis.

REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	December 31, 2004	December 31, 2003	Gross change	Organic growth (1)
Energy	29,333.6	26,634.6	10.1%	8.1%
Environment	11,405.8	12,309.7	-7.3%	1.6%
Others(2)	—	677.5	—	—

TOTAL GROUP	40,739.4	39,621.8	2.8%	6.2%

(1)	See page 5 for a breakdown of growth on a comparable basis.
(2)	Companies from the communications sector sold at the beginning of 2004 deconsolidated as of January 1, 2004.

GROUP REVENUE TRENDS BY BUSINESS

•	ENERGY

The Energy business grew by +10.1% gross, and +8.1% in organic growth. The positive impact of changes in Group structure (+EUR 857 million) and natural gas price increases more than offset unfavorable foreign exchange fluctuations (-EUR 354 million).

(in EUR millions)	December 31, 2004	December 31, 2003	Gross change	Organic growth
Electricity & Gas Europe	14,242.3	12,747.3	11.7%	4.4%
Electricity & Gas International	5,397.0	4,490.8	20.2%	30.5%
Energy and Industrial Services	9,694.3	9,396.5	3.2%	3.3%

ENERGY	29,333.6	26,634.6	10.1%	8.1%

Revenues of Electricity & Gas Europe increased by +11.7% at December 31, 2004. On a comparable basis, revenues progressed by +EUR 566 million, an organic growth of +4.4%.

•	Electricity

Electricity sales increased by +6.7% or +EUR 456 million in terms of organic growth. By the end of 2004, electricity sales hit 145.1 TWh, including 69.8 TWh in Belgium, 43.6 TWh outside Belgium, and 31.7 TWh from the wholesale market. In 2004, sales in the captive market (Belgian intermunicipal companies) represented 8% of volumes sold, versus 16.3% in 2003.

•	In conjunction with Electrabel’s policy of optimizing its European generating facilities and portfolio of contracts, wholesale sales at December 31, 2004 rose to EUR 1,222.5 million, compared to EUR 729.2 million at December 31, 2003.

•	In Belgium, total revenues increased by 1.2%. Thanks to increased business with major industrial customers, sales held up despite a fully-opened Flanders electricity market since July 1, 2003 and the partial liberalization in Brussels and Wallonia since July 1, 2004. The erosion of volume sold to captive costumers following the liberalization has in fact been offset by the stable levels of delivery to industrial costumers.

•	Electricity sales rose outside Belgium, particularly in Germany (+33%) and France (+22%). On the whole, however, they reflect a slight decline because sales to Dutch distribution outlets (+EUR 93 million) are now accounted under wholesale sales (see above).

•	Natural Gas

•	Organic growth in non-Group sales by Distrigas increased +11.2% (+EUR 211 million), mainly due to trading activities (EUR 881 million in 2004 versus EUR 630 million in 2003).

•	Electrabel’s natural gas sales were up (+14.9% or +EUR 238 million) due to increased wholesale transactions (EUR 482 million in 2004 versus EUR 261 million in 2003) thanks to optimization of its contract portfolio and ability to resist the effects of deregulation in Flanders (effective July 1, 2003) and partial deregulation in Wallonia (from January 4, 2004).

•	Fluxys contribution to organic growth was +EUR 39 million.

•	Other activities

Other activities were down (-EUR 369 million) due largely to a reduction in invoicing of costs to intermunicipal companies following deregulation of the electricity market in Belgium.

Electricity & Gas International grew by +30.5% (or EUR +1,261 million), on a comparable structural, exchange rate and natural gas price basis.

This growth rate is explained mainly by the startup of new power plants, continued expansion of liquefied natural gas (LNG) transport and regasification activities, and dynamic sales initiatives. These latter took the form of better utilization of existing capacities, the signing of more favorable new contracts, and increased sales to industrial and commercial customers, which benefited from an improving economic environment.

More specifically, growth came mainly from:

•	North America

•	a progression in sales at Tractebel LNG North America (EUR +124 million), representing +12% in volume, thanks to increased vaporization capacity at the Everett terminal, new supply contracts effective since April 2003, and sales to other LNG terminals;

•	the startup of 3 new power stations (EUR +428 million): Monterrey, Mexico (245 MW) in April 2003, Chehalis, Washington State (520 MW) in October 2003, and Wise in Texas (720 MW) in July 2004;

•	Tractebel Energy Services Inc.’s commercial success in direct energy sales to industrial and service segment customers (+EUR 336 million).

•	Asia the progressive start-ups of the Bowin power station (740 MW) in Thailand in January 2003 and of the Baymina plant startup (770 MW) in Turkey in February 2004 (+EUR 245 million).

•	Latin America, particularly from Brazil where the gradual replacement of initial contractual volumes by bilateral contracts with distributors and industrial customers contributed +EUR 149 million in organic growth. Chile and Peru continued to benefit from a favorable environment both in terms of volumes and prices.

Energy and Industrial Services business progressed by +EUR 310 million (+3.3%):

•	Elyo/TES business activities expanded (+4.9%) mainly through important sales gains in France (+EUR 62 million), the Benelux (+EUR 34 million), and Italy (+EUR 40 million).

•	Ineo and Endel (Fabricom Group) increased (+ 3.4% and + 5.4% respectively) while sales in air conditioning and climate control (HVAC) grew +3.6%. For the year, the Fabricom Group benefited from its commercial dynamism and saw a slight sales advance despite depressed business conditions in the Netherlands.

•	engineering business activities (Tractebel Engineering) were marked in 2004 by the conclusion of cogeneration plant construction contracts in France.

•	ENVIRONMENT

(in EUR millions)	December 31, 2004	December 31, 2003	Gross change	Organic growth
Water Europe (1)	4,115.0	3,944.3	4.3%	2.7%
Waste Services Europe	4,419.8	4,923.3	-10.2%	0.0%
Degrémont	810.8	864.3	-6.2%	-3.4%
Others / International	2,060.2	2,577.8	-20.1%	5.4%

ENVIRONMENT	11,405.8	12,309.7	-7.3%	1.6%

(1)	Including Ondeo Industrial Solutions revenues presented under SEIS in 2003 for EUR 168 million.

SUEZ Environment generated EUR 11.4 billion in revenues (compared to EUR 12.3 billion in 2003), taking to account the impact of changes in Group structure (-EUR 981 million, mainly from the Cespa sale and Puerto Rico contract termination) and exchange rate fluctuations (-EUR 102 million).

Organic growth was +1.6%, or +EUR 178 million.

•	Despite less favorable weather conditions in France than in 2003, Water Europe revenues grew by +2.7% in 2004 (+EUR 104 million) due to growth in Agbar’s activities in Spain and a strong increase in sanitation and service revenues in France, notwithstanding lower levies collected on behalf of third parties.

•	Waste services revenues expanded in France (+EUR 60 million, or +3.3%, thanks primarily to the startup of two new garbage incinerators), and in the United Kingdom (+EUR 11 million, or +1.6%, due in particular to increased revenues from the collection of industrial and commercial waste). The situation in Germany and the Netherlands stabilized during the 4th quarter despite unfavorable economic conditions, the termination of unprofitable contracts, and price pressures in Germany on waste collection and sorting. Overall, on a comparable structural and exchange rate basis, revenues for Waste Services Europe remained stable.

•	Internationally, organic growth was positive (+EUR 105 million, or 5.4%) largely due to rate increases awarded after the startup of the Farfana plant in Chile,[2] continued expansion in Brazil, Australia and China.

•	Degrémont’s mixed results (a 3.4% decline in organic revenues, or -EUR 28 million), reflected progress in France and the startup of contracts in Jordan, which were offset primarily by a slowing down in the United Kingdom and the Bogota contract termination. Recently signed contracts (including Halifax, Valenton, and Moscow) are expected to generate significant revenues starting in 2005.

2.	Since October 1, 2004, Aguas Andinas has been consolidated under the proportional method. During the first nine months of the year, Aguas Andinas contributed EUR 182 million to Group revenues; during 4th quarter 2004 it contributed EUR 38 million.

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

The majority of Group revenues (89%) were generated in Europe and North America, with 80% from the European continent alone.

Revenue breakdown by geographic zone is as follows:

(in EUR millions)	December 31, 2004	% contribution	December 31, 2003	% contribution	Change 2004/2003
France	9,460.8	23.2%	9,750.5	24.6%	-3.0%*
Belgium	12,920.7	31.7%	11,472.7	29.0%	12.6%
Subtotal, France-Belgium	22,381.5	54.9%	21,223.2	53.6%	5.5%
Other European Union	8,375.2	20.6%	9,005.5	22.7%	-7.0%
Other European countries	1,663.6	4.1%	1,377.6	3.5%	20.8%
Subtotal Europe	32,420.3	79.6%	31,606.4	79.8%	2.6%
North America	3,884.4	9.5%	3,885.4	9.8%	0.0%
Subtotal Europe and North America	36,304.7	89.1%	35,491.7	89.6%	2.3%
South America	1,955.0	4.8%	1,702.1	4.3%	14.9%
Asia, Middle East and Oceania	1,902.7	4.7%	1,866.8	4.7%	1.9%
Africa	577.1	1.4%	561.1	1.4%	2.8%

TOTAL	40,739.4	100.0%	39,621.8	100.0%	2.8%

*	The revenue change in France was +3.0% excluding the impact of the communications sector disposals.

Growth was sustained in France and Belgium: +12.6% in Belgium, 2/3 of which due to automatic adjustments resulting from deregulation in Belgium (ECS), and +3% in France, excluding the impact of communications sector disposals (which had contributed EUR 677.5 million to this zone’s 2003 revenues).

The contribution of Other European Union declined because of the Cespa disposal. In North America, the termination of the Puerto Rico contract and the negative impact of foreign exchange fluctuations were offset by the growth of Tractebel North America.

BREAKDOWN 0F ORGANIC GROWTH ON A COMPARABLE BASIS

Organic growth in revenues on a comparable basis was as follows:

(in EUR millions)	December 31, 2004	December 31, 2003	Organic growth
Reported revenues	40,739.4	39,621.8
Changes in Group structure(1)	(1,172.5)	(1,524.2)
Termination of Puerto Rico contract		(449.5)
Exchange rate fluctuations		(455.6)
Natural gas price variations		74.0

Comparable	39,556.9	37,266.5	6.2%

(1)	Respectively, 2004 revenues from companies consolidated for the first time, and 2003 revenues from deconsolidated companies.

QUARTERLY REVENUE BREAKDOWN

(in EUR millions)	1st qtr	2nd qtr	3rd qtr	4th qtr	Cumulative
2003 reported	10,756.5	9,927.5	9,854.6	n/a	n/a
2003 pro forma, excl. Nalco(1)	10,136.6	9,316.3	9,221.2	10,947.7	39,621.8
2004	10,312.2	9,608.6	9,462.9	11,355.7	40,739.4

Change in %	1.7%	3.1%	2.6%	3.7%	2.8%

(1)	Restated to eliminate Nalco revenues. Nalco was sold during the 4th quarter of 2003 and was accounted for under the equity method in the 2003 consolidated financial statements. Notwithstanding, with revenues of EUR 1,864.5 million, Nalco was fully consolidated in published revenues for 3rd quarter 2003.

SUEZ,(www.suez.com) a worldwide industrial and services Group, active in sustainable development, provides companies, municipalities, and individuals innovative solutions in Energy and the Environment. In 2002, SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges and is an official supporter of Paris 2012.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Autorité des Marchés Financiers. The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:	Financial analyst contacts:
Antoine Lenoir: +331 4006 6650	Arnaud Erbin: +331 4006 6489
Catherine Guillon: +331 4006 6715	Bertrand Haas: +331 4006 6609
Caroline Lambrinidis: +331 4006 6654	Eléonore de Larboust: +331 4006 1753
Belgium: Guy Dellicour: 00 322 370 34 05

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : February 1, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary